# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Barings Private Credit Corporation, CIK 0001859919
CUSIP: 06763A101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 300 South Tryon Street, Suite 2500, Charlotte, North Carolina (NC), 28202
Date of event which requires filing of this statement: 01/23/2026
Amends the filing with accession number 0001104659-23-017790
Filed by CIK 0001735964
Persons authorized to receive notices and communications: Ann Maurer, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, Wisconsin (WI), 53212, 414-299-2270

## Reporting persons
- Cliffwater Corporate Lending Fund (CIK 0001735964): type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 732,022.2; sole dispositive power 0; shared dispositive power 42,041,303.2; aggregate amount beneficially owned 42,041,303.2 (28.7% of the class)
  Comment: 1 The Reporting Persons have waived voting power in excess of 4.99%.
- Cliffwater LLC (CIK 0001659851): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 732,022.23; sole dispositive power 0; shared dispositive power 42,041,303.2; aggregate amount beneficially owned 42,041,303.2 (28.7% of the class)
  Comment: 2. The Reporting Persons have waived voting power in excess of 4.99%.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Barings Private Credit Corporation
Address of issuer's principal executive offices: 300 South Tryon Street, Suite 2500, Charlotte, North Carolina (NC), 28202

## Item 2. Identity and Background
Name of person filing:
This Statement is being filed by Cliffwater Corporate Lending Fund, a statutory trust organized under the laws of the state of Delaware ("CCLF"), and Cliffwater LLC, a Delaware limited liability company, its investment adviser (together with CCLF, the "Reporting Persons").

The following are the officers of CCLF: Stephen Nesbitt, President; Lance Johnson, Treasurer; Ann Maurer, Treasurer; and Bernadette Murphy, Chief Compliance Officer.

The following are the trustees of CCLF: Matthew Worley, Dominic Garcia, Paul Williams and Stephen Nesbitt.
Residence or business address: The address of CCLF's principal place of business and principal executive office is c/o UMB, 235 West Galena Street, Milwaukee, WI 53212. The address of Cliffwater LLC's principal place of business and principal executive office is 4640 Admiralty Way, 11th Floor, Marina del Rey, CA 90292.
Present principal occupation or employment: See Item 2(a)
Criminal convictions in the last five years: None of the persons or entities listed above has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See Item 2(d).
Citizenship: All of the individuals listed above are citizens of the United States. See Item 2(a).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7 to 13 on the two cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons have waived voting power in excess of 4.99%.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(b).
Transactions in the class effected during the past sixty days: None of CCLF or the persons listed in Item 2 above effected any transactions in the shares during the sixty days before the date of this Schedule 13D/A.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Fund of Funds Agreement, Dated as of August 20, 2021, between Cliffwater Corporate Lending Fund and Barings Private Credit Corporation. https://www.sec.gov/Archives/edgar/data/1659851/000110465921113553/tm2127109d1_ex99b.htm

## Signatures
- Cliffwater Corporate Lending Fund: /s/ Stephen Nesbitt, Stephen Nesbitt/Chief Executive Officer of Cliffwater LLC (05/14/2026)
- Cliffwater LLC: /s/ Stephen Nesbitt, Stephen Nesbitt/Chief Executive Officer (05/14/2026)